UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of  FEBRUARY 2008

Commission File No. 000-13548

HAWTHORNE GOLD CORP.

(as successor entity to Cusac Gold Mines Ltd. pursuant to

Rule 12g-3(a) under the Securities Exchange Act of 1934)

(Translation of registrant's name into English)

1818 - 701 West Georgia Street, Vancouver, British Columbia Canada V7Y 1C6

(Address of principal executive office)

Attachment:

1.

News release dated February 13, 2008

2.

Arrangement Agreement dated December 18, 2007

3.

Request for voting instructions for special meeting to be held March 14, 2008

4.

Notice of special meeting of Shareholders to be held March 14, 2008

5.

Information Circular for special meeting of Shareholders to be held March 14, 2008

6.

Form of Proxy for special meeting of Shareholders to be held March 14, 2008

7.

Notice of meeting of Debentureholders to be held March 14, 2008

8.

Form of Proxy for meeting of Debentureholders to be held March 14, 2008

9.

Notice of Change of Auditor – February 11, 2008

10.

Letter from Successor Auditor, Davidson & Company – February 11, 2008

11.

Letter from Former Auditor, BDO Dunwoody – February 11, 2008

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F]

Form 20-F  [X] Form 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)  [ ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   [ ] No  [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):N/A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HAWTHORNE GOLD CORP.

Date:  May 8, 2008

/s/ Patrick McGrath

__________________________________

Patrick McGrath

Chief Financial Officer